Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

May 1, 2019	NR 19-02

Alianza Minerals Commences Nevada Gold Exploration Programs

●	Exploration planned on three properties in 2019 with partner Hochschild Mining
●	Horsethief and Bellview programs underway, BP to start in early summer

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that field work has started on two of the three properties recently optioned to Hochschild Mining (US), Inc, a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC).  A magnetics survey has commenced at the Bellview property located in the southern extension of the Carlin Trend, 13 km north of the Bald Mountain Mine. At the Horsethief property located 26 km east of Pioche, NV, a detailed mapping program to refine drill targets shortly. Work at BP will start in late May or early June. Hochschild is funding this work under a commitment to fund a minimum of US$700,000 amongst the three properties. Hochschild can earn a 60% interest in each property by making exploration expenditures (a) over 4.5 years totalling US$2.5 million at BP and totalling US$3.5 million at Bellview and (b) over 5.5 years totaling US$5 million at Horsethief. Alianza is the operator of the exploration programs.

“We are pleased to be active in the field and advancing these projects” stated Jason Weber, P.Geo, president and CEO of Alianza. “For the sake of efficiency and timing for follow-up drill programs, field crews are starting at Horsethief and Bellview. It is expected that the crews will finish up at Horsethief in late May or early June and move to BP for a mapping and sampling program. During this time results can be compiled and targets prioritized at Horsethief for a subsequent drill program.”

For more commentary from Jason Weber view the video here: https://www.youtube.com/watch?v=irmS_nSmDF0

Horsethief Gold Project, NV

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by volcanic flows and pyroclastics. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling.

The current program includes mapping and geochemical sampling to refine targets for subsequent drilling. This work will focus on mapping alteration, structure and stratigraphy to focus drill targeting based on potential fluid conduits in prospective rock units in the stratigraphy. Management is also contemplating reprocessing magnetic, Induced Polarization (IP) and resistivity data collected by a previous operator to aid in drill targeting.

Bellview Gold Project, NV

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the southern extension of the Carlin Trend. Bellview features a geological setting prospective for sediment-hosted gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias in stratigraphy recognized regionally and at the Bald Mountain Mine to host gold mineralization.

A magnetics survey is underway to identify important structural features that may represent gold-bearing fluid conduits and determine if any buried intrusive bodies are associated with alteration and mineralization on the property. The survey will assist in targeting future drill programs.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 60.3 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.